MEDARTS MEDICAL SYSTEM, INC.

6/F E Yang International Mansion #27

Science & Technology Road

Xi- an Hi- Tech Industry Development Zone

Xi’ an PRC 710075

August 10, 2006

Ms. Babette Cooper

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 3561

Washington, DC 20549-0306

Re:	Medarts Medical System, Inc.
Item 4.01 Form 8-K
Filed July 18, 2006
File No. 0-51057

Dear Ms. Cooper:

In connection with the above referenced filing, this letter will confirm that Medarts Medical System, Inc. (the “Company”) is aware of and acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

Medarts Medical System, Inc.

By:	/s/ Wang Jun
Wang Jun
President; Chief Executive Officer; and Director